Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

Set forth below is the transcript for a press conference held on July 23, 2012.

David Crane: We appreciate everyone taking the time to join us today because we are very excited about today. We really think — we’re here today to talk that the transaction that we announced yesterday which we really think is a seminal transaction in the history of our industry, a very significant milestone in that we think between GenOn and NRG we’ve created the leading competitive energy provider in the industry with the largest and best portfolio, multi-fuel across the merit order, exceptionally strong asset portfolios in the three premier regional competitive markets in the United States.

And for us it creates a foundation of conventional generation which is going to allow us to grow the business in a way that’s without equal in the industry. So, we’re very excited about this and I hope that we have got a presentation for you. For the people listening by phone, I assume that this is available online, as well. We are going to go through a fairly quickly because we want to be able to answer everyone’s questions and certainly if there any concerns or comments that you want to make, we’ll look forward to hearing that.

So, Chad, if you want to. We have a Safe Harbor statement here or an eye chart test either way. I’m not going to read it, but I would assume that everyone is familiar with the contents of it.

So, it’s time for me to introduce my current colleagues and our future colleagues first. Obviously, the man that needs no introduction, my partner in this transaction, Ed Muller, the Chairman and CEO of GenOn. Next to Ed, Anne Cleary — and I’m sorry if I get people’s titles wrong, National Asset Manager for GenOn, who will be joining the combined Company in a newly created role and very important role of the chief integration officer, where she will be singularly responsible for achieving the synergies which are such a valuable driver of this transaction for both companies’ sets of shareholders.

Kirk Andrews, Chief Financial Officer of NRG, who will also be presenting today about the transaction. Bill Holden, next to him, the Chief Financial Officer of GenOn, who is available to answer any questions that you have. Likewise, next to him Mauricio Gutierrez, the Chief Operating Officer of NRG.

There are other senior executives from a GenOn and from NRG in the audience, and I’d like to just both acknowledge them for the work they’ve done but also to point them out to you in case you have any questions for them. First of all, Lee Davis who will run the East region. We claim that Lee Davis is actually an NRG executive because he is, but he is a former Mirant executive, so he comes to this transaction from both sides of the party.

Next to him is Patti Helfer who would be the Chief Administrative Officer of the Company. I’m going to skip over Drew Murphy because he performs the secretive role of the M&A person for NRG and we never acknowledged his presence. Gary Garcia, the Treasurer of GenOn. And where is Dennis? Dennis and Chad, Investor Relations for GenOn and NRG respectively.

So, with that, moving on to the next page, just the highlights and I think everyone’s familiar with these highlights. As I mentioned, you put these two companies together and we believe that there is $300 million in total of free cash flow benefits that we can achieve, and we feel we can achieve them with 2013. So our setting up the timing of the transaction it makes 2014 the first full year [following the completion of] this transaction and certainly the goal of us in this transition under Anne’s leadership is, we want to get all the costs out of the system in the course of 2013 so on January 1, 2014, we can realize the full amount of this $300 million of benefit.

I think everyone recognized that the size of synergy benefits for two companies of this size is truly extraordinary and is a great value driver for both sets of shareholders. The transaction, not surprisingly in light of those comments, is significantly accretive in the first full year of operations. And you put the projected earnings power of GenOn with the projected earnings power of NRG and then you add this on top and you see where we expect 2013 and 2014 to be from a point of view of adjusted EBITDA and free cash flow and they are very powerful numbers. And this is even in the low gas price environment that we find ourselves in today.

So, moving to the next slide. These are the terms of the transaction. The transaction is actually a very straightforward transaction. It is very simple to understand. Stock for stock, fixed exchange ratio, 0.1216 NRG shares per GenOn shares which represents a 20.6% premium to the close of GenOn at the close of business on Friday. The combined Company will be 71% owned by NRG shareholders and 29% by GenOn [shareholders].

Board and management responsibilities will be shared as listed there sort of in percentages that are roughly commensurate with the ownership. And, in terms of the bottom of the page, timing and approvals. Obviously, there are approvals to be gained, but having had the best legal and regulatory minds in the business look at the transaction, we don’t actually anticipate any particular difficulty in the timely receipt of all necessary approvals at the state and federal level.

Now, for the most part, the strategic rationale of this transaction Ed is going to talk about, but there is one aspect I want to talk about, because there are obviously parts of the NRG business that GenOn is not involved in, since GenOn is very focused on the power generation part. But I just want to make it clear, particularly for our shareholders, that because we really see this combination with GenOn as actually reinforcing the strategic path that we were already on. And the basic philosophy, very simple, which we tried to depict on this slide number six, which if you expand and strengthen the base, it allows you to build a stronger and bigger growth out of this on top of it.

So, we are committed to the wholesale retail model. We think it has done well for us in Texas. We would like to duplicate it in the Northeast. And we think ultimately, depending on the rules out West, we would like to duplicate out West, as well. But we think that by combining with GenOn with the strength that they bring to the asset portfolio, both in the East and in the West, that this enables us to grow retail in a better and safer way than we could have without this transaction and, on top of that, a variety of the clean energy initiatives that we have going.

So, moving on to the next slide. Specifically, what we are trying to show on this slide with the premier sort of de-regulated markets or the markets where NRG serves retail load both down in the Gulf Coast and the East, you see that now the generation portfolio that we have to support that. What we are trying to show on the lower left is, this is sort of the way we look at the business right now in Texas, which is that we sort of feel that the natural position that we want to be in in our markets is roughly to be about 20% long generation to retail.

And that is essentially what we have at this point in Texas, which is not surprising since we have at this point under NRG the two former parts of Houston Line Power, the Texas Genco part of the Reliant retail part. So, we’ve got an almost perfect match down there in Texas. It’s not possible to create as perfect a match in the Northeast, but if you look on the lower right with the sort of enormous resources that GenOn brings to the combined Company on the generation side, it gives us a very long runway in terms of the potential for retail expansion in the Northeast. And we see retail that in this low gas price environment, retail is an area where we feel that we can expand profitably.

Moving on in terms of the environmental story of this Company. NRG, for several years, has been pursuing sort of a two-track path with respect to environmental. We want to be a leader in clean energy and renewables, but we’ve also been very involved in terms of greening our conventional portfolio. As we have been doing that over the past several years, GenOn has been doing that on a similar path. And you see on the left-hand side of the page, between carbon emissions and SO2 and NOx, I think, the extraordinary gains that the two companies together have made in terms of reducing the air emissions from our conventional fleet. And so, we are very pleased with that.

And it goes back to the contention that I’ve had, and maybe I’ve been a fairly lonely voice in this so far is, I’ve always believed that the companies who are in the best position to lead in the clean energy space are ones who are also involved in conventional generation. And that’s because for all of us who’ve been in the power industry for a long time, we know that the historic mission of the electric industry is to provide safe, affordable, and reliable power. And there’s nothing about the 21st century that’s going to change, that being the basic mission of the electric industry.

What we’re saying is that on top of that there is an increasing demand for sustainable power. So, sustainability, safe, affordable and reliable to provide all of those for an optimal way in our point of view because of the basic intermittency of most clean energy sources, you have to be both in clean energy and in conventional. And so, I think that this Company has very much strengthened itself in terms of what we can deliver environmentally.

So, my final slide, because of the timing of this announcement of this transaction three weeks after the end of the second quarter, we thought it was important for us to effectively pre-announce our second quarter results. So, you see them here on the slide, and Kirk will, I think, talk a little bit more about this.

Speaking on behalf of NRG in terms of our own update, $530 million of adjusted EBITDA in the second quarter. We are pleased with that result. And, I think importantly for people who may be more focused on the full year as opposed to the half year, I think there were some questions after the first quarter whether we were able to stay on track to meet our full-year guidance. And I would expect that most people would say that with a big third quarter — third quarter always the biggest quarter for companies in our industry, that we are reaffirming our 2012 full-year guidance today, adjusted EBITDA range of $1.825 billion to $2 billion.

The final thing I would mention is that as we - I think first announced in the February call - we are actually announcing, our intention to announce a dividend during the course of 2013. I think, as I recall, yesterday we actually did announce the dividend. So, we are also announcing the first ever quarterly dividend in the history of NRG. So, all in all, a very auspicious day on all counts. So, with that, I will turn over the floor to Ed Muller.

Ed Muller: Thank you.

You want to go to the next slide? Just to put a little more detail on what David has said, when we created GenOn two years ago, the driving force was the efficiency that we could create by combining,

particularly, the two overheads and taking out the duplication. And we are doing it again and we’re doing it with a higher number of savings. So, the numbers to keep in mind here, to reiterate, we expect and are confident we will achieve $175 million a year in G&A savings and that is permanent. So, that’s forever and will come to more detail on that in a moment.

Second, with the larger fleet and the approach that NRG has had in optimizing the fleet, purchasing, just taking advantage of scale and so on, we see another $25 million a year that will be achieved forever. And, third, as we worked on this, and it is one of the nice additional benefits of this, is we realized that the combined Company needs less liquidity then each company together needs, which means we will have some balance sheet efficiencies. Kirk will talk about them more. And we see there $100 million a year of cash savings forever.

So, $300 million a year which is stupendous. It is terrific. To try and create that kind of value in this sector is hard, and to achieve it by simply doing the right thing for our owners we think it is a great day. Chad? Thank you.

David talked about the size. The combined Company will, by far, be the largest competitive generator in terms of capacity in the United States with 47,000 MW. The size has a variety of advantages, the optimization of the assets, the great personnel. The big thing is the efficiency of it. The overheads to run these businesses are substantial, but they are also very scalable. You can add more megawatts. And that’s what we did when we created GenOn and that is what we’re doing here. So, by getting that scale up it makes us ever more efficient, and it means, as has David said and absolutely right, this sets the bar and it sets the bar because of what we bring — will be bringing in terms of efficiency in how we operate this, and taking this large overhead and spreading it over a lot of megawatts.

David showed you what I think is tremendous value proposition coming down the road of taking the NRG wholesale retail model in Texas and bringing it into the East. But we also have what I think is a big plus for us in this Company, which is we diversify. NRG is very heavily centered in Texas. We at GenOn are very heavily centered in PJM, and together we get a broad set of diversification and you can see us spread across the country, the East, the Gulf Coast, particularly Texas, and in the West with really, when you think about it, a terrific matchup. GenOn has some significant positions in northern California, NRG in Southern California. This is just a tremendous complimentary marriage.

I talked about those numbers. I want to focus for a moment on the $175 million year. Kirk will address the $100 million and the $25 million, I think for anyone who follows the industry ought to be pretty obvious. On the $175 million, we are particularly fortunate that we’re the very recent experience of having done something very comparable in the creation of GenOn and we are very fortunate in that Anne Cleary, to my right, was at the table in the beginning and at the table in the end. We had a very carefully put together process of integration. None of it is rocket science, but it is hard work. It requires a well organized decision-making process. It requires a lot of discipline, because if you slip up, you don’t achieve it. It will be achieved and Anne will make sure we achieve it. Chad, the next one?

In connection with the numbers that NRG was able to show you, we are providing more guidance in advance of when we normally do. For 2012, the year we’re in, we are updating our guidance for that which we gave in May. And these are numbers based on the curves on July 9, and we are increasing the guidance from $446 million for the year to $467 million for the year. We’re also updating our guidance for 2013 for next year. And we are likewise increasing it from $669 million to $687 million. And we are providing guidance for 2014 which we have not done before at $730 million for the year.

So, in short, 2012 is on track and ahead. 2013 currently is on track and ahead, and 2014 you can see is a step-up from where we have been. And with that, Chad, I think it’s time to turn it over to Anne.

Anne Cleary: Thank you all.

Integration planning has begun in earnest. And thanks for the opportunity from Dave and having had done this very recently with Ed and the rest of my GenOn colleagues, let me tell you it will be a team effort. And from top to bottom, all the way through our rank and file we are prepared to get it done. The synergies you will see have been developed by a ground up build department upon department. So, when you look at those, there’s been a lot of thought and planning, but everything will be in the execution.

As we build upon what we learned at GenOn, let me tell you that really the integration process falls to three areas, staffing, systems, and day one readiness and that’s what we will be focused on. And, finally, before we get to the details of the numbers, we do expect and will be providing quarterly updates to our investors after closing of the transaction so that you can track our progress.

So, let’s turn to the numbers. On slide 17, in the upper left-hand corner you see a graph. Above the X axis in red this is our projection quarter-on-quarter on how we will be achieving the synergies. What you see assumes a January 1, 2013, close. Below the X axis is the corresponding quarterly build up of the costs it will take to achieve the synergies. So, above is the synergy achievement and below is the one-time cost to achieve.

On the right-hand side we have some details on the makeup of the synergies. In blue, the G&A overlap is the largest component at $116 million. Redundant fees and services include a variety of duplicative fees and services you would expect to see outside of IT, audit fees, board of director fees, subscriptions, lobbyists and the like. The reduction in IT and facilities of $18 million represents the cost reductions that you would expect due to the duplication in IT and facility locations.

And, finally, the reduction of $14 million in miscellaneous costs are things like travel and entertainment, training and the like that results from a lower headcount. The $187 — $175 million represents the annual full-cost synergies to be realized in the first full year of operations and we have our processes in place to get going on ensuring that we can deliver these synergies.

Turning to slide 18. The next area of synergies that Ed and Dave have briefly touched on is operational efficiency synergies, and this is where we plan to leverage the FORNRG program that was previously announced earlier this year. The green bars shown for 2012 through 2014 represent what NRG has already announced with its FORNRG program and the blue bars on top represent what we believe as a result of having a larger combined fleet are the incremental operational synergies that we can achieve. By 2014, this is a $25 million per year, per minute pickup, a 25% improvement over NRG’s existing FORNRG program. On the right-hand side you can see the types of areas that we do expect to gain this from, reliability, capacity and efficiency improvements, procurement savings, and asset optimization.

So, in total on slide 18, the three categories, the $175 million well on our way. A lot of hard work to be done, but we’re prepared to build upon what we have done most recently and have in our institutional memory, operational energy efficiency spending on programs are in place and the balance sheet efficiencies of $100 million totaling to the $300 million of transaction benefits that the merger would create.

So, with that, Kirk.

Kirk Andrews: Thank you.

Turning to first the transaction structure overview on page 21. We have selected a structure for this transaction which will permit us to close the transaction without requiring the consents of any lenders. That obviously expedites our ability to close, move forward logistically and certainly focus on delivering those significant cost savings and other savings that Anne had reviewed with you. This also allows us to do so while realizing the full benefits of those synergies that are afforded us as a result of the transaction.

NRG will be providing services to GenOn as a subsidiary of NRG, and there will be a shared services agreement between NRG and GenOn which will reflect that particular arrangement. Importantly, GenOn will be merged with and into, and survive as an excluded project subsidiary of NRG Energy. Importantly, that means that NRG or that GenOn, rather, will be a non-guarantor of NRG Energy, Inc. And, importantly, this structure is permitted under the indentures and, as I had said, does not require any approvals for the existing lenders of either NRG or GenOn. But important distinction, the overall transaction itself, setting aside this structure does trigger the change of control put rights on GenOn’s existing HoldCo debt, which, when combined with the existing term loan B, GenOn amounts to about $3.2 billion in total debt, that debt being potentially repayable on a change of control exercise for the bonds, and is mandatorially prepayable in the case of the term loan B.

We have secured, although we do not expect, given where it is likely that the GenOn bonds may trade, we do not expect a significant amount of those bonds to be put. But in the event that they do, combined with the obligation to take out the term loan B, we have secured a $1.6 billion bridge loan facility. It is a secured bridge. That bridge, along with the surplus cash on hand which I will speak to in a few moments, is ample and sufficient to address any eventuality that might take place with respect to those puts and the mandatory prepayment that takes place with respect to the term loan B.

Turning to page 22. As David had indicated previously, the transaction is significantly accretive immediately on an EBITDA basis in 2013, which, given the fact that we would expect the transaction to close into 2013, is for us a transition year, given both that timing, as well as the cost to achieve, all of which will be incurred during 2013. But turning to 2014, the first full year of operations of the combined Company, and importantly, where the full brunt of our Tier 1 Solar portfolio and our respective important re-powering projects on the West Coast are all included in the numbers, it is significantly accretive on both an EBITDA and free cash flow basis.

In order to highlight the accretion benefits for NRG, in addition to re-confirming our guidance for 2012 on this EBITDA and free cash flow, we are providing stand-alone guidance for NRG on 2013 and 2014 for both EBITDA and free cash flow. As you can see, our guidance for 2013 and ’14 is in the same range of $1.7 billion $1.9 billion in the aggregate. And that translates on a free cash flow basis. Again, on a stand-alone basis for NRG of $650 million to $850 million in 2013 and $500 million to $700 million in 2014, this is our free cash flow before growth investments.

Coupling that with the guidance that GenOn had previously updated with Ed’s remarks were $687 million in 2013 in EBITDA on a stand-alone basis, and $730 million in 2014. That combined with the synergy benefits, which we expect about three-quarters of which to be realized under the assumption pro forma that the transaction were to close on January 2, so, a full-year pro forma combination about three-quarters of those synergies in 2013 in that transition year. On a full run rate basis, the combination of the operating cost synergies affords us an additional $200 million, which, when combined, although it’s difficult to see, I think perhaps on the slide here, results in the combined Company in 2014 having $2.6 billion to just over $2.8 billion in combined EBITDA.

Turning to free cash flow, combining the GenOn stand-alone free cash flow, which is slightly negative in 2013, turning positive in 2014, with those same synergy numbers on an EBITDA basis, and, importantly, adding $100 million of additional benefits from balance sheet efficiencies, the details of which I will cover in a few moments, allows us to realize on a combined basis $825 million to $1.025 billion of free cash flow on a pro forma basis in ’13 and $845 million to $1.45 billion in 2014.

Importantly, this is before, in the case of 2013, the one-time costs to achieve. If you will recall on the pages prior, Anne had walked through one-time costs in the realm of $155 million. That number includes $14 million of non-cash costs. So, the number depicted on this slide of $141 million excludes those non-cash costs. Translating those numbers on a per-share basis leads us to the accretion numbers that David spoke to before and underscores the benefits of the transaction on a per-share basis.

Turning to page 23. The combination of our two platforms permits us a more efficient use of the combined cash balances of the two entities, which you can see on this page is around $2.7 billion. Importantly, we are confident that that $2.7 billion represents a significant surplus over the cash necessary for the ongoing needs, liquidity needs, of the business going forward, and, as a result, affords us the ability to free up at the least $1 billion of that combined cash balance to de-lever the combined Company which would occur in two ways.

First, in all cases you could assume that $690 million of that $1 billion in de-levering would take place by virtue of paying off the term loan B at GenOn. The remaining $310 million is a to be determined number, which will be applied to tranches of debt either at GenOn or potentially at NRG, the parent Company, on a go-forward basis. And we will make that determination based upon market conditions and what the opportunities present themselves to be from a cost and return standpoint.

The interest savings that is afforded the combined Company as a result of that $1 billion of de-levering, combined with the elimination of GenOn’s $788 million revolving credit facility, as well as lower costs for LC posting under our facilities and that which GenOn has enjoyed on its own and, finally, combining those savings with what we expect to be, given the growth we see in the retail business, specifically in the PJM market which, on a stand-alone basis, would require us, given our asset position there, to have greater collateral posting requirements than we will expect on a stand-alone basis — than we will expect on a combined basis, I should say.

The combination of the physical generation from the GenOn platform in PJM in the Northeast combined with our retail growth will afford us to more efficiently realize those aspirations in the Northeast with lower collateral postings as a result. And the cost and cash flow freedom that our afforded us as a result are also reflected in that $100 million of balance sheet efficiency benefit.

Turning to page 24. The transaction on a combined basis is also immediately accretive to NRG’s target credit metrics which we define as the credit metrics we target on a long-term basis to focus on our prudent balance sheet management objective. As a reminder, our long-term target ratios are in three areas. First, net debt to total capital in the 45% to 60% range. Second, corporate debt to corporate EBITDA less than or equal to 4.25 times. And, finally, corporate FFO to corporate debt greater than 18%. And as you can see, as a result of the transaction we are with or slightly ahead of those target levels, and increasingly so as we move forward in the combination and realize the first full year benefits in 2014.

Finally, turning to page 25. As I alluded to, the benefits of the combination afford a more efficient use of the combined Company’s surplus cash. Having analyzed the collateral and capital needs importantly from a liquidity standpoint of the combined Company, we are confident that the $2.8 billion in pro forma liquidity, taking into account the elimination of the GenOn credit facility, as well as the $1 billion of debt pay down is more than sufficient to support the combined business and, in fact, itself still has some remaining surplus capital.

Importantly, those of you who recall NRG on a stand-alone basis as the starting point to calculate our capital available for allocation, the minimum cash balance we use to do so on a stand-alone basis historically is $700. As a result of analyzing the combined cash needs of the Company, we have increased that minimum cash balance to $900 which will inform our decision process and quantification of our capital available for allocation going forward.

With that, I’ll turn it back over to David and Ed.

David Crane: Well, thank you, Kirk.

What I would end by saying on my own behalf is that there has been a lot of focus today on the synergies that we are going to achieve from this transaction. And I would tell you that on behalf of the management of the Company, that we are going to be laser focused on achieving those cost synergies. And maybe Ed, as the prospective Vice Chairman of our Board, will talk about the — will reaffirm the combined Company’s Board’s focus on the same thing. But I also want — I don’t want to lose sight of the fact that what also is very exciting about this transaction from my perspective is that it is going to create this amazingly effective growth platform for the Company, as well. So, I think this is about both achieving the cost synergies and achieving a platform for further growth. So, we are going to be achieving more at a lower cost, and that is what all of this is about.

Ed, do you have a final comment?

Ed Muller: Yes, I do. I agree with everything David said. The numbers are compelling. The future in terms of the Company, its assets and so on is compelling. It is also compelling to see the people working together. Through due diligence process, planning the integration process, having seen such things and been involved in such things many times over the years, this one feels exactly where you would hope it would be. This is going to be a fabulous organization. Just a fabulous organization.

David Crane: So, that I think we would be happy to answer questions. Chad, is there any protocol? If people who have mics, do people have to identify themselves? How are you doing this? There are people listening on the webcast so if you could —.

Q&A:

Chad Plotkin: Provide your name.

Greg Gordon: I’ll start with a basic question. Greg Gordon from ISI subbing in for Jon Cohen. He is on vacation. There’s always someone on vacation when a deal happens, right? So, I just have a basic question. Ed, you are very clear in the footnotes here that your guidance is based on the forward curve. I know that NRG has given a range, and not a single point estimate for the two years, but relative to sort of your basic wholesale portfolio, are you also using the forward curve? Or, to put it another way, what drives the delta? What drives the range, and can we be confident that you are not using some sort of aggressive point of view on the forward curve?

Kirk Andrews: Understood. First of all, on the wholesale part of our forecast we have based that portion of our forward EBITDA guidance on a stand-alone basis for ’13 and ’14 on the same market curves and timing as GenOn’s stand-alone point estimates. Obviously, given the wider and the more disparate nature of our business as is our practice from the retail standpoint, as well as potential additional expansion in spark spreads in ERCOT, we provided that range consistently along the same bandwidth from a magnitude standpoint. But what underpins it is the same assumptions behind the wholesale portfolio, Craig.

Neel Mitra: Neel Mitra here from Goldman Sachs. So, with the incremental free cash flow, how should be thinking about the way, David, you are thinking about dividend growth and share buybacks?

David Crane: Well, what I would say first of all is dividend growth, we’re just starting the dividend. We would like to grow it over time. We have not talked specifically about payout ratios or how much we want growth, but definitely our goal would be to grow the dividend over time.

On share buybacks, our perspective there is that this is going to be a free cash flow generating machine. And obviously, I think, sort of implied in your question is the thing that NRG has struggled with for the past eight years I have been here, the RP basket is effectively put to rest by this transaction. So, we have the potential to allocate capital to share buyback. I think it is premature to talk too much about that now because obviously there is some reordering of the balance sheet that needs to be done over the next several months.

I would say that — well, what I would say about share buybacks is that our Company on our side and I’m sure GenOn, I don’t know if they use the same expression, but we’ve always been focused on prudent balance sheet management, and typically in the past we pay down debt at sort of an equal pace to doing share buybacks. And I think as we look at the balance sheet, we’re going to be very focused on doing both of those things. If we have excess cash, we will be paying down debt and looking to do share buybacks when we can.

Angie Storozynski: Angie Storozynski with Macquarie. I have one question. So far you have quantified cost synergies. Could you help us with revenue synergies as far as retail and asset optimization is concerned?

David Crane: Well, I think there are revenue synergies out there. We have been sort of focused on the cost side for now. I would say that we think revenue synergies are an up side in the future. I think we have been fairly conservative on the asset synergies that we talked about, so we think there’s more upside there.

But I think at this point, we’re still getting to know each other and it’s always under promise and over deliver. So, I don’t know that we are prepared to talk further in the sort of quantitative detail, Angie, that you always demand of us, but I think it’s fair to say that there is more room — more benefits to come from this transaction over time. But let us get to know each other and get focused on the immediate task at hand first. I think what we have announced today is a pretty good start.

Steve Fleishman: Steve Fleishman at Bank of America Merrill Lynch. Couple questions. Just a tie-in maybe to that one that you probably can’t answer, as well. But in terms of thinking about the PJM fleet, and not just in terms of growing retail but just the way that fleet is hedged in the future, are there things that you can do differently on a bigger platform to maybe sell more of the power forward, in terms of like a polar or full requirement sales opposed to the wholesale sales, ways to get better margins that way?

David Crane: I see you dancing for over a Mauricio because you know I’m going to kick this question (laughter) and you know Mauricio is a master at not answering any question that has to do with forward hedging strategies but, Mauricio, let’s see how you answer Steve’s question there.

Mauricio Gutierrez: When we look at the portfolio and the composition of the gross margin, keep in mind that I’m going to say close to 60% already is capacity revenue or contracted revenues. So, that leaves you with 40%, really, on an open energy basis. And as we look at the hedge profile of GenOn today, it’s close to 50% for the next three years.

So, how do we think about optimizing that? Whether we hedge more or not, I think we’ve been very clear that for the next two to three years we’re pretty well hedged on both sides. And then we have a call option, really, on energy and driven by potentially high natural gas prices. But are we going to change the way we are optimizing the hedging the portfolio? I think that is one of the things that we will evaluate in the coming months.

Steve Fleishman: Just one other question.

David Crane: We’ll give you a second one, Steve, since you didn’t answer that question.

Steve Fleishman: The other I guess announcement today that both companies gave in some ways 2014 guidance, I think both cases above consensus forecasts that are out there. And I don’t know if there’s a way to give a sense of, is there certain things that are driving numbers to be higher than consensus for each company, to kind of fill out the picture of today’s announcement?

David Crane: Steve, as I recall, you were skeptical on our last call, weren’t you, that we could try and do 1800, which we have a range here. But, obviously, you can figure out what the mid point of that range is. So, your question about whether or not we could give more detail of what drives that number for ’13, ’14. Speaking only on behalf of NRG, I would say we are going to have our quarterly call in two weeks’ time or something. Maybe what we should do is try and provide more, a better build up there if you’re still skeptical of how we get to the numbers for ’13 and ’14.

Kirk, are you good with that?

Kirk Andrews: I think just writing checks on my behalf. No, just a follow-up on my response to Greg’s question. The underpinning on the wholesale side is a consistent market view that’s consistent with the numbers that Ed had laid out on his revised guidance. The only other thing I would say is that the retail component of that is consistent with the range of expectations that we have given to the street before.

And, in addition, in ’14 as I have reviewed in the first quarter, that takes into account the full complement of the Tier 1 Solar portfolio, as well as the EBITDA contribution for us from our El Segundo project, and I think for Ed and Bill, their numbers for their marsh landing project, as well. So, there are some new sources of EBITDA as you fall forward towards that, as well.

Ed Muller: Bill, do want to speak to 2014?

Bill Holden: Yes. And, Steve, I think it’s harder for me to explain why our guidance would be different than the consensus because I don’t know what people may have been assuming in their ’14 estimates. I can tell you what is driving the year-on-year change. The principal factor is energy prices are higher relative to ’13, so we have more energy revenue that’s partially offset by the realized value of hedges being lower in ’14. The other year-on-year driver is we get a full year of operations at Marsh Landing instead of six months which is what we have in ’13.

Julien Dumoulin-Smith: Great. Julien Dumoulin-Smith, UBS. Just to follow up on what you guys discussed on the retail strategy. Just kind of following up on that more near-term, if you will, with regards to 2012 targets and 2013 and ’14. What kind of load growth are you anticipating to build out in the mid Atlantic, and how is that building into that EBITDA guidance that you guys discussed there?

Kirk Andrews: Well, I think the — well, we have not given any specifics in terms of the retail component of our forward guidance. I think the load growth that we are assuming in PJM, which we can consider giving you some additional details or bandwidth on, is reasonable. And I would say relatively conservative given the combination of this platform we have not taken into account any load growth in PJM that would come about by virtue of the uplift or the benefits we’d gain from this transaction. Said differently, our stand-alone EBITDA guidance is on the basis of what we expect to achieve with our retail business on our existing platform.

David Crane: Yes, Julien, I can’t emphasize enough what Kirk is saying there. This is not underpinned by heroic assumptions of fantastic triple-digit growth in Northeast retail for us, far from it. It is a conservative part of the overall contribution.

Julien Dumoulin-Smith: Great. Maybe just a quick clarification on the last question of ’13, ’14 GenOn EBITDA, the drive year-on-year. How much is coming from Marsh Landing, perhaps? Can you be that explicit, perhaps?

Bill Holden: I don’t have it for Marsh Landing within California, but the change in California is about $25 million.

Julien Dumoulin-Smith: Great, thank you.

Paul Patterson: Paul Patterson, Glenrock Associates. Just one quick sort of item. The working capital - I’m sorry if I missed this, the working capital versus the interest savings for the free cash flow synergies, could you break that out a little bit more? I wasn’t clear exactly how much working capital was contributing to it.

Kirk Andrews: Sure. If you walked through the numbers, as I delineated them from top to bottom. If you start with $1 billion the first number is the $690 million term loan B. I think that is an L plus 425 with a 2% floor, so around 6%. If you combine that with the remaining de-levering, and, again, there is some fungibility around that $310 million and what costs, interest costs, you assume in the price that is brought about by virtue of that de-levering.

I think if you run through that and you combine with some of the incremental savings that you derive by eliminating the GenOn credit facility, by affording in some of the benefits we get from lower costs on LC postings, because there is some LCs currently posting that will roll over into our facility. Once you get all the way down to that, you’re probably somewhere in the $80 million to $85 million range all in.

You may take into account additionally in 2014, as I think in the GenOn stand-alone projections there is a refinancing assumption that I would suggest that the combined Company probably has a lower cost opportunity to do so. We have not factored that in, which means within that $15 million, that refinancing that lower capital cost is there, and the bulk of that is what we expect to be the case with respect to lower collateral requirements. When I say working capital, I mean collateral posting for hedging the retail portfolio with respect to the fact that we don’t have the same complement of physical generation in the Northeast currently that we will on a pro forma basis. So, we don’t expect as much cash posting for collateral of retail as a result of that.

Paul Patterson: Okay. And finally on the dividend. I know you sort of answered this, but it’s a little bit unclear to me. You mentioned 2% indicated deal as of Friday, and that has, of course, gone down a little bit now. And you also mentioned —

David Crane: May continue to go down. Sorry, Paul. Serious question coming.

Paul Patterson: Well, the question simply is, I guess really sort of any outlook, in terms of how should we think of this dividend and its potential growth? I know that you don’t want to comment too much on it but basically though, how should we think about this? Is this just, hey, we’re now a dividend payer, or is it something — Should we expect to see potential growth as you guys are now giving EBITDA guidance for 2014 and stuff.

David Crane: Well, let me just make an ad hoc comment about the last — I’m not sure we’re going to be getting in the practice, Paul, of giving two-year forward guidance going forward, but extraordinary deals require extraordinary measures, and we figure that our shareholder base deserves to see why we are doing this transaction the first full year. So, that is my polite way of saying don’t get used to the two-year forward guidance.

But on the dividend, Paul, I would have to tell you there’s been actually very little discussion either at the management level or at the Board of Directors level about how we are going to take the dividend forward. We know that we want to grow it, but at the same time if someone is looking to invest in this combined Company strictly as a yield play, there’s always going to be utilities in our space, much lower beta companies that have a much higher dividend.

So, it’s not the — basically about the only thing I could add to what I’ve already said is it’s not the aspiration of the Board of Directors of NRG or of the management of try and compete with the Southern Company or something as a straight yield investment. So, we want to grow the dividend because this is a business that we expect to grow over time and to throw off free cash flow, but we are not trying to turn into a 5% or 6% yield company.

We probably should get up to this — We have some long-suffering people in the front row over here. So, why don’t we go to the front row on the right next.

Michael Lapides: Okay. David, Ed, Michael Lapides of Goldman Sachs. Congratulations. Two questions. One, when you look at the portfolio of assets, is there anything that you deem — either assets or regions that you deem as non-core? And then the second question is we are combining what are companies who have very diverse portfolios but one of the things you both are some of the nations largest coal generators. How do you think about the buyer power or leverage this gives in negotiating both with the coal suppliers and the rail companies, and how do you quantify that?

David Crane: So, on the first question I think both companies, in terms of geographic footprint, have done a good job of the last few years of getting their portfolios down to sort of being where they want to be. I know in the eight years I have been at NRG I think there’s been a lot of focus on I think the three or four acquisitions we’ve done, but we’ve sold 26 assets, I think since I’ve been here. And people would’ve noted last week that we sold one of our two remaining international assets when we finally got Schkopau sold in Germany.

So I think, Michael, in terms of geographic footprint there may be a couple outliers but, for the most part, the two companies come together with the assets in the markets they want to be in. I think the bigger question, is that now it’s time to optimize within those regions because it is just axiomatic that if you have a larger portfolio in a particular region, then you figure out the best way to make money with the portfolio.

So, I think we have a lot of opportunity there and that sort of ties into the coal side, is that coal procurement, whether it’s with the railroads — the railroads have pretty strong market power themselves. So, just because we’ve combined this Company, I’m not sure that suddenly we sort of go to Burlington Northern and say there’s a new sheriff in town, and that’s us. So, — but I mean let’s face it, scale helps on the procurement side, and certainly we will look particularly with the coal, with the commodity itself and with the transportation service we will look to take advantage of that to the fullest extent we can. Ed, I don’t know if you have anything to add to that or Mauricio?

Ed Muller: I would agree with that. It’s nothing as if we suddenly are such a dominant player that we can call the shots, but in just being a very large customer does give us the ability to certainly be heard.

David Crane: Well, and let me just add because since I made sort of a flipping comment about Burlington Northern, I don’t want to get an irate call from Matt Rose, one of the things that has been a positive response in the last several months since coal plants have come under pressure is that the railroads have taken a very constructive attitude towards working with us that those of us who use coal in our plants. So, Matt, if you’re listening, we’re looking forward to the continuation of that constructive relationship. Mauricio, did you have anything to add?

Mauricio Gutierrez: No thank you.

Keith Stanley: Keith Stanley from Deutsche Bank. So, just looking at some of the accretion in tying back to the financial projections, you guys have shows some pretty compelling numbers on 2014. And I guess just looking long-term and thinking about sort of the financial outlook over sort of a recurring or ongoing basis, do you see 2014 as really kind of a clean year from both companies’ perspective? It seems like GenOn probably has a more significant in-the-money hedge value, a little bit of a higher sort of rpm capacity revenue stream in 2014. So, just to clarify or any indication of, do you think the deal on core EBITDA and free cash flow metrics is still accretive in 2015, for example, or over the long run?

Kirk Andrews: To answer that question, yes. It is certainly a transaction that is accretive on a single year does not necessarily the same compelling transaction make. Certainly we focused on the financial merits of this transaction over the long haul. And while we are only providing the guidance around 2014, I think the combination of what we see on a run rate basis, especially taken into effect what this means for us from a platform - a combined platform - standpoint and realizing potentially greater results that are stand-alone aspirations on a retail basis, then that adds to our confidence and comfort in the ongoing accretive benefits of the transaction.

Ali Agha: Ali Agha of Sun Trust. Two quick questions. One is I know the GenOn stand-alone talked a lot about the sensitivities to gas price [moves, or a] dollar change. I was just wondering for the combined Company could you give us some rough sensitivity, dollar change in gas price what that would do to EBITDA, some rule of thumb for us?

David Crane: I don’t have — it’s a good question, but you’re talking about an open EBITDA perspective. You put the two together and what does it look like? That’s sensitivity the numbers that we give in our — but as I think looking down — I don’t think we have done that yet for us, but we will get that number to you soon.

Ali Agha: Okay. And my second question if I could. Ed, you said you did GenOn with (inaudible) and that worked. The same kind of logic applied here in this combination. And I know the focus is obviously to execute here, but is this model replicable going forward? I mean, there is one other merchant IPP with a similar profile to you guys out there. What kind of (inaudible)?

David Crane: What company is that?

Ali Agha: Texas-based. So, should we think the focus next year or so is just to complete this or could we see another one? The logic still applies, or does it not, going forward?

David Crane: Yes. I don’t think the regulars would allow John Young and Energy Plus (laughter) to get together. Is that who you were talking about?

Ali Agha: Somebody who is in bankruptcy right now.

David Crane: I think we are very focused on this transaction right now. Whether it is replicable again down the road or something, we will cross that bridge when we come to it. We’ve got our work cut out for ourselves for the next several months, and we really like the fit of the people and the assets. So, to us, we are not looking past this. Maybe it’s like the standard sports cliché, we’re not looking past this next game. This next game is everything to us, and this is it for us right now, to get this done successfully, as you said in your preamble, that the focus for us is on execution right now.

James Dobson: Jay Dobson with Wunderlich Securities. Two questions. First, maybe we can start with David and Ed. Maybe you could tell us exactly what the responsibilities of a vice chairman of the board will be? And then, second, I noticed in the merger agreement, Kirk, that it’s a reorganization for US tax purposes, and how that impacts the NOLs on the GenOn side?

David Crane: Well, I think the way our Board works, I would just say that the two main roles of a vice chairman like a vice anything is like if the chairman is not present, the vice chairman runs the Board, runs the executive sessions of the Board, which our Board has plenty of executive sessions. I know because I’m excluded all the time. So, that would be one role.

The second is that NRG is a very busy Company, it’s a very busy Board. We have a few more Board committees than the average. We have six committees in which two of the committees are — there’s the normal committees and then we have a finance committee that sort of takes a detailed dive on any potential capital investment. And then we have what we call a COOC committee which stands for commercial operations which is essentially a risk oversight committee. GenOn actually has the same committee, but actually combined those two into one.

The way that our Board works is that when you have six committees, even if you have a big Board, you have some people who are on more than one committee. And of course, not all Board members are busy. So, the chairman of our Board is an ex-officio member of every committee. So, if a particular committee is lacking a quorum then the chairman sits in. Ed is Vice Chairman and will be an ex-officio member of all six committees of the Board, as well. So, I think it strengthens the Board’s ability to provide proper supervision to the Company. I don’t know, Ed, if that —?

Ed Muller: No, that is exactly it. The only thing I would add is that my intention and plan is subject to scheduling is to attend as many of the committee meetings as possible to continue to have a full breadth view of the business and the issues.

Kirk Andrews: Jay, on the tax point, correct, the transaction structured as a tax free reorganization, so that it doesn’t result in the shares to be received by the GenOn shareholders as being taxable in that sense. But, nonetheless, we do anticipate this transaction resulting in, I believe, in part of the appendix of the materials that we circulated ahead of today’s meeting there is some high-level summary of this. But, nonetheless, we anticipate this to trigger an ownership change under Section 382, which would result in an annual limitation.

We have certainly taken that into account and our (inaudible) taken that into account in considering the relative value implications of the transaction. But we do not anticipate that this will have a material impact on our combined tax appetite positively or negatively. Although I would say in fact the totality of the tax impacts had to be taken into account.

First of all, on a first order any time you’ve got a §382 limitation, obviously that reduces your ability at least on the GenOn side of the equation, you utilize those tax benefits. But we also had an increase in taxable income that takes place by virtue of the synergies, for example, which, given our tax position, accelerates our appetite forward. So, there are some pushes and pulls around all of this. But the high-level headline answer is that, yes, we have taken into consideration that this does trigger a §382 limitation on the existing GenOn NOL.

Brian Russo: Hi. Brian Russo, Ladenburg Thalmann. Could you just elaborate on the impact that the transaction has on the restrictive covenants at the Energy’s senior debt?

Kirk Andrews: Are you were referring to the RP basket?

Brian Russo: Yes.

Kirk Andrews: Okay. As you will recall in the first quarter, given our previously announced intention to initiate the dividend, and now, obviously, even more acutely important, now that we’ve actually announced the dividend, we had brought the market curtain, in terms of the governing aspect of our 2017 indenture, that being the RP basket, the amount of capital that could be returned to shareholders either through buybacks or dividends. That number was $135 million, I believe was the number we disclosed at the end of the first quarter.

The sale of the Schkopau plant adds to that basket, plus or minus on a dollar for dollar basis. But that is completely eclipsed by the fact that 100% of the shares in the value associated with those issues in the transaction adds to that RP basket also on a dollar for dollar basis. And so, while I am not providing a specific update, it is safe to say that our current RP basket which governs our ability to engage in repurchases and, as importantly, given our announcement of yesterday, the dividend is measured in the billions.

Steve Fleishman: Yes. Steve Fleishman again. Question for Ed. Your stock has been very volatile this year, and obviously, this is a huge premium to where it was a month ago, but it’s probably about the same in terms of the exchange right now of what the stock price was a couple of months ago. Clearly a lot of strategic and value benefits from this transaction. But, just how did you get comfortable with knowing what the exchange ratio should be here on your Board, just given the volatility of where your stock has been?

Ed Muller: It’s a very good question and we spent a lot of time on it. It is probably the subject that was — required the most negotiating, which is why it’s a four-digit exchange ratio. But I propose by pi. I also think about this in classic Graham and Dodd analysis. It’s always interesting to say what it was yesterday and what I think it’s going to be tomorrow, but it is today what it is. And I can be unhappy with it and frequently am, and virtually every CEO worth his or her salt should always be unhappy with their stock price, and I have consistently been unhappy.

But in looking at this, and looking at a variety of factors, and then looking at the value being created here, which is just, to be clear, this is a boat load of value and it is a boat-load of value for both sets of shareholders, and that to me overwhelmed any considerations of where we are in the various volatility cycles and issues floating around. You’re going to come to a lot of meetings during your careers before you find a deal that creates this kind of value.

David Crane: That is great. I don’t know if we can actually top that last answer. I’d like to conclude now, but since you’re about to give the mic. One last question if —.

Unidentified Audience Member: Better answers my question.

David Crane: Okay. Well, we appreciate again you all taking the time and look forward to reporting to you on this as we go forward. Thank you very much.

D I S C L A I M E R

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Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.